Exhibit 99.1

Nevada Geothermal Power Inc. to Present at Upcoming Investor Conferences

Vancouver, B.C. (January 11, 2010), Nevada Geothermal Power Inc. (NGP)(TSX.V: NGP, OTCBB: NGLPF), announced today that it will present at the Geothermal Energy Association (GEA) Geothermal Energy Finance Forum in New York City and at the 2010 Vancouver Resource Investment Conference.

What:	GEA Geothermal Energy Finance Forum
Where:	The Ritz-Carlton, Battery Park, New York, N.Y.
When:	January 14, 2010
Time:	9:00 am – 10: 30 am

What:	2010 Vancouver Resource Investment Conference – January 17 & 18, 2010
Where:	Hyatt Regency, 655 Burrard Street, Vancouver, B.C., Workshop Room 3
When:	Sunday January 17, 2010
Time:	3:30 pm

Visit Nevada Geothermal Power Inc.’s Booth (H66) at the 2010 Vancouver Resource Investment Conference, January 17 & 18, 2010 from 10:00 am to 5:00 pm. For free registration, please click on the following link: http://www.cambridgehouse.ca/index.php/Registration-Information/

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. is an emerging renewable energy producer and developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources, in the United States. NGP currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all of which are ideally situated in Nevada, and Crump Geyser, Oregon. These properties are at different levels of exploration and development. NGP estimates a potential of over 200 MW from the current leaseholds.

NGP’s phase 1 development at Blue Mountain ‘Faulkner 1’ geothermal power plant is Generating Revenue and the Power is On!

Nevada Geothermal Power Inc.	Investor Inquiries:
Brian D. Fairbank, P. Eng.	Paul Mitchell
President & CEO	Nevada Geothermal Power Inc.
www.nevadageothermal.com	Telephone: 604-688-1553 X118
Direct Line: 604-638-8784
Toll Free: 866-688-0808 X118
Email: pmitchell@nevadageothermal.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.